Mass Megawatts Wind Power, Inc.

100 Boston Turnpike, Ste J9B#290

Shrewsbury, MA 01545

To:

United States Securities and Exchange Commission

Washington, D.C. 20549

From:

Jonathan Ricker

Chief Executive Officer

100 Boston Turnpike, Ste J9B#290

Shrewsbury, MA 01545

Email: jonricker@aol.com or jonricker@massmegawatts.com

Re:

Mass Megawatts Wind Power, Inc.

Filed an amended Form 1-A on a Form 1-A qualified on September 8, 2022 for the purpose of reducing the offering price and reducing the amount of shares offered

Filed July 25, 2022

File No. 024-11949

Qualified on September 8, 2022

To whom it may concern,

Mass Megawatts has filed an amended Form 1-A to reduce the stock offering price from 2 cents per share to one cent per share and to reduce the number of shares offered from 15 million shares to 10 million shares. A summary of the changes is addressed in this letter.

1) We replaced page 2, page 4, and page 9 to reflect the most recent quarterly financial reports and the updated offering information including the reduced share offering price and reduced number of shares offered.

2) We also updated information on pages 5,7, and 8.

3) We modified the “Experts” section and “Use of Proceeds” section.

4) We only updated the financial section by adding the quarterly financial statements and footnotes from our filed 10Qs as updates after the audited financial statements and footnotes.

5) Due to the death of the COO, we replace the COO and his role as a director in this Form 1-A.

6) We updated the Table of Contents.

7) We have updated the legal opinion exhibit and added another exhibit ( Exhibit 2.8 Amendment to the Articles of Incorporation).

Sincerely,

/S/ Jonathan Ricker

Jonathan Ricker
Chief Executive Officer
Mass Megawatts Wind Power, Inc.